

February 7, 2013

Via E-mail
Mr. Jan Telander
President and Chief Executive Officer
ProGreen Properties, Inc
380 North Old Woodward Avenue, Suite 300
Birmingham, MI 48009

> **Re:** **ProGreen Properties, Inc.**
> **Form 10-K for the fiscal year ended April 30, 2012**
> **Filed July 30, 2012**
> **File No. 000-25429**

Dear Mr. Telander:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2012

Consolidated Financial Statements, page 15

1.   Please tell us whether you have considered including financial statements of American Residential Gap LLC or American Residential Gap ApS, given the significant asset concentration in loans to and receivables from ARG, the amount of revenues you derive from this significant customer through property sales and property management, and the other relationships you have with them, including the liquidity you anticipate they will provide. In your response, please provide a detailed description of the agreements you have in place with ARG.

2.   Please tell us what income and expense items are paid to related parties. Please also provide us with a detail of material expenses that are classified as either General and

administrative or Professional fees, and tell us whether or not any of these expenses are paid to related parties.

Significant Accounting Policies, page 21

3.   Please tell us how you determined it is appropriate to recognize revenues from your rental operations, and to depreciate your rental properties. From your disclosure, it appears that your intent is to purchase properties to renovate, rent and sell. Please tell us whether or not you have considered accounting for your rental activities as incidental operations. Refer to ASC 970-340-25-12.

Note 4. Receivable – Sale of Properties, page 25

4.   We note that you have guaranteed rents on the properties you have sold during 2012. Please tell us whether you have considered what impact these guarantees could have on your recognition of revenues from these sales. In your response, please tell us the specific terms of these guarantees.

Form 10-Q for the Quarter Ended October 31, 2012

Significant Accounting Policies, page 7

5.   Please tell us how you determined that the cost of your investments in ARG securities and in notes receivable from ARG approximate fair value.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3694.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant